UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated December 15, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 15, 2021 Comisión Nacional de Valores

Re.: Telecom Argentina S.A. –

Relevant Matter

Dear Sirs,

I am writing to you as attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), located at General Hornos 690, City of Buenos Aires, to inform you that today the Company has refinanced the loans duly disbursed under the following loan agreements entered into between the Company and the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (i) loan agreement dated April 7, 2017, for a total amount of up to US$100,000,000, and (ii) loan agreement dated May 29, 2019, for a total amount of up to US$300,000,000 (collectively, the “Loans”), by virtue of which it was agreed an extension of the term with respect to most of the principal maturities foreseen for 2022 and 2023, resulting in new maturity schedules that will end in 2024 and 2027 for each Loan, respectively, and essentially maintaining the rest of the original terms and conditions.

The principal amount to be paid of each loan after refinancing is US$ 34.687.500 and US$ 181.481.250, respectively

Sincerely,

Telecom Argentina S.A.
/s/ Luis Fernando Rial Ubago
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 15, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations